Contact

www.linkedin.com/in/david-hoff-85955359 (LinkedIn)

Top Skills

Real Estate
Project Management
Communication skills

David Hoff

President of Development & Construction at Imprint Property Group
Santa Fe, New Mexico, United States

Summary

Development of active adult living communities.

Experience

Imprint Property Group

President Development & Construction
July 2017 - Present (7 years 10 months)
Santa Fe, New Mexico, United States

Leveraging my extensive professional experience, I'm in charge of all development initiatives, focusing on senior living and active adult, 55+ apartment home communities with premium amenities. My job is to oversee site selection, conduct feasibility studies, and lead the due diligence process. Additionally, I guide entitlement processes, liaise with design consultants, and manage general contactor engagements. I also coordinate with utility providers and governmental agencies to fulfill our development goals and ensure project alignment with strategic objectives.

Key Achievements:
- Cost Savings: Proactively mitigated financial risk by managing contractor agreements amidst raw demand and fluctuating market cycles, ensuring project cost-efficiency during periods of global supply chain issues. Consistently value-engineered contractor GMP's to achieve project hard cost savings of 3%-5% while maintaining intended final scope via strategic sourcing and collaborative renegotiation, while upholding budget integrity.
- Business Continuity: Successfully navigated COVID-19 labor challenges by strategizing with subcontractors to prevent workforce mingling, ensuring timely project completion despite potential delays, while ensuring worker safety.
- Risk Management: Mitigated risk within contracts while also ensuring regulatory compliance by reviewing tender documents for discrepancies and unfavorable terms.
- Cost Management: Managed demand for resources throughout projects by accurately forecasting where costs fell during schedule while conducting cost plan development and reviews.

• Contract Negotiations: Applied entrepreneurial spirit, analytical skills, and decisiveness while successfully negotiating and concluding agreements prior to preparing contract supplements as well as documentation.

HOFF Group

President

July 2007 - July 2017 (10 years 1 month)

Houston, Texas

In this role, I directed a real estate development and construction management consultancy, driving the creation of new ground-up communities and value-add improvements to multifamily properties. I led an array of development projects, managing the transformation of raw land into residential subdivisions, and overseeing the construction of custom homes.

Key Achievements:

• Construction Management: Completed construction of nine custom homes within subdivision and additional eight unique residences in Houston Heights neighborhood, on-time and within budget.

• Project Oversight: Implemented and monitored control procedures that enhanced project delivery, ensuring efficient management, accounting practices, and adherence to tight schedules.

• Contractor Management: Ensured timely project completion while also identifying cost saving opportunities by monitoring contractor work, negotiating with suppliers, and conducting quality assurance checks.

Weingarten Realty

Sr. Construction Manager

July 2006 - July 2007 (1 year 1 month)

Houston, Texas, United States

While working with, KIMCO, I managed the design and construction operations during the rollout of retail power centers, enhancing Weingarten's market presence across Gulf Coast. I managed comprehensive project scopes, from initial design to construction completion, ensuring alignment with strategic development goals. I also led multidisciplinary teams, fostering collaboration between architects, engineers, and consultants.

Key Achievements:

• Retail Construction: Guided development of multiple high-profile retail shopping centers and anchor tenant spaces, enhancing company's retail portfolio and driving revenue growth.

• Recruiting & Team Building: Successfully hired and managed network of skilled architects, engineers, and consultants that consistently delivered on company's vision to produce quality, modern retail spaces.

Rampart Builders

Director Commercial Construction

July 2004 - July 2006 (2 years 1 month)

Houston, Texas, United States

Earlier in my career, I led construction operations for commercial as well as residential projects. To achieve results, I called upon my extensive industry experience and motivational leadership skills to oversee the project lifecycle from conception to completion. I also drove collaboration among sub-contractors, general contractors, and client teams.

Key Achievements:

• Employee Engagement: Cultivated high-performance culture by mentoring project managers and team leaders, resulting in improved team productivity and employee retention rates.

• Project Planning: Mitigated risk, maintained highest levels of quality, and avoided issues impacting project progression by meticulously planning all aspects of small commercial and residential projects.

Education

Texas A&M University

Bachelor's degree, Building Construction